Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 11	Registration No. 333-257930
(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 22, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On October 20, 2021, the closing price of our common stock was $9.32 per share and the closing price of our warrants was $2.60 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

On October 20, 2021, Astra Space, Inc. f/k/a Holicity Inc. (the “Company”), in consultation with the audit committee and the Company’s management, concluded that there were errors in the Company’s accounting for its convertible preferred stock following the close of its merger with pre-combination Astra Space, Inc. on June 30, 2021 (the “Business Combination”). As a result, investors should no longer rely upon the Company’s previously issued unaudited condensed consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 (the “Affected Financial Statements”). The Affected Financial Statements were included in the Company’s quarterly report on Form 10-Q, dated August 12, 2021, and accepted by the Securities and Exchange Commission on August 13, 2021 (the “Second Quarter 2021 Form 10-Q”). Similarly, investors should no longer rely upon any previously furnished or filed reports, related earnings releases, investor presentations or similar communications from the Company describing the Company’s financial results as presented in the Affected Financial Statements.

The error relates to the Company’s accounting for the redemption value of pre-combination Astra Space, Inc.’s convertible preferred stock, which consisted of Series A, Series B and Series C convertible preferred stock (the “Convertible Preferred Stock”). Pre-combination Astra Space, Inc. accounted for the Convertible Preferred Stock as temporary equity and the Convertible Preferred Stock required remeasurement of its redemption value for the three months ended March 31, 2021, as all shares of the Convertible Preferred Stock were considered probable of becoming redeemable at that time. Therefore, the Company recognized a $1.1 billion adjustment to redemption value on Convertible Preferred Stock, which was treated as a deemed dividend and recorded as a net loss attributable to common stockholders for the three months ended March 31, 2021. In June 30, 2021, all outstanding Convertible Preferred Stock converted into Class A common stock of the Company upon the close of the Business Combination. As a result, the Company derecognized the previously recorded $1.1 billion adjustment to redemption value on the Convertible Preferred Stock by reducing the carrying amount of the Convertible Preferred Stock and increasing additional paid-in capital and accumulated deficit as of June 30, 2021 (“Derecognition”) under the premise that redemption at the conversion value was no longer probable on June 30, 2021.

The Derecognition was not accurately accounted for in the Affected Financial Statements, and this error in accounting for the Convertible Preferred Stock resulted in a $960.6 million understatement in additional paid in capital and accumulated deficit as of June 30, 2021, an understatement of $1.1 billion of net loss attributable to common stockholders due to the adjustment of the $1.1 billion deemed dividend, and a $15.59 per share understatement of the Company’s reported net loss per share of Class A common stock and Class B common stock for the six months ended June 30, 2021.

The correction of this error did not have any impact on liquidity, cash flows, revenues, or costs of operations set forth in the Affected Financial Statements. The correction of this error did not impact the amounts previously reported for the Company’s cash and cash equivalents, assets, liabilities, revenues, operating expenses or total cash flows from operations for any of the previously reported periods.

The Company intends to amend and restate the Affected Financial Statements, along with related footnote disclosures, by filing, as soon as practicable, an amendment to the Second Quarter 2021 Form 10-Q. The Company will also amend the related disclosures in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Part I, Item 4. Controls and Procedures and Part II, Item 1A. Risk Factors to the extent affected.

The Company’s management and audit committee chair discussed the matters disclosed in this Item 4.02(a) with representatives of the Company’s independent registered public accounting firm, Grant Thornton LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 22, 2021	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer